UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                    FOR THE QUARTER ENDED September 30, 2002

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                  Page

ITEM 1 - Organization Chart                                                  2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions      3

ITEM 3 - Associate Transactions                                              4

ITEM 4 - Summary of Aggregate Investment                                     6

ITEM 5 - Other Investments                                                   6

ITEM 6 - Financial Statements and Exhibits                                   6

                           ITEM 1 - ORGANIZATION CHART

                                                                                    Percentage
                                                                         State      of Voting
                                                        Energy or          of       Securities
             Name of Reporting Company                 Gas Related   Organization      Held          Nature of Business
-----------------------------------------------------  -----------   ------------   ----------    ----------------------------

Progress Ventures, Inc.                                  Energy            NC
   CPL Synfuels LLC                                      Energy            NC          100        Synthetic Fuel Production
      Solid Fuel  LLC                                    Energy            DE           90        Synthetic Fuel Production
      Sandy River Synfuel LLC                            Energy            DE           90        Synthetic Fuel Production
      Colona Synfuel LLLP                                Energy            DE           17        Synthetic Fuel Production
Strategic Resource Solutions Corp.                       Energy            NC          100        Energy Services Company
Progress Energy Solutions, Inc.(1)                       Energy            NC          100        Energy Services Company
   SRS. Engineering Corp.(2)                             Energy            NC          100        Energy Engineering
 Progress Fuels Corporation                              Energy            FL          100        Procurement and Transportation
                                                                                                  of Coal
   EFC Synfuel LLC                                       Energy            DE          100        Holding Company
      Ceredo Synfuel LLC                                 Energy            DE           99        Synthetic Fuel Production
      Sandy River Synfuel LLC                            Energy            DE            9        Synthetic Fuel Production
      Solid Energy LLC                                   Energy            DE           99        Synthetic Fuel Production
      Solid Fuel LLC                                     Energy            DE            9        Synthetic Fuel Production
   Kentucky May Coal Company, Inc.                       Energy            VA          100        Coal Mine
      Cincinnati Bulk Terminals, Inc.                    Energy            DE          100        Coal and Bulk Material Terminal
          Kanawha River Terminals, Inc.                  Energy            FL          100        Coal and Bulk Material Terminal
          Black Hawk Synfuel, LLC                        Energy            DE          100        Synthetic Fuel Production
             New River Synfuel LLC                       Energy            CO           10        Synthetic Fuel Production
          Ceredo Liquid Terminal LLC                     Energy            DE          100        Emulsion Products Terminal
          Coal Recovery V, LLC                           Energy            MO           25        Synthetic Fuel Marketing
          Colona Newco, LLC                              Energy            DE          100        Holding Company
             Colona SynFuel Limited Partnership, LLLP    Energy            DE         20.1        Synthetic Fuel Production
          Colona Sub No. 2, LLC                          Energy            DE          100        Synthetic Fuel Production
             Colona Synfuel Limited Partnership, LLLP    Energy            DE            1        Synthetic Fuel Production
          Colona Synfuel Limited Partnership, LLLP       Energy            DE         61.9        Synthetic Fuel Production
   Marmet Synfuel, LLC                                   Energy            DE          100        Synthetic Fuel Production
   Progress Materials, Inc.                              Energy            FL          100        Manufacturing
   Progress Synfuel Holdings, Inc.                       Energy            DE          100        Holding Company
          Ceredo Synfuel LLC                             Energy            DE            1        Synthetic Fuel Production
          Sandy River Synfuel LLC                        Energy            DE            1        Synthetic Fuel Production
          Solid Energy LLC                               Energy            DE            1        Synthetic Fuel Production
          Solid Fuel LLC                                 Energy            DE            1        Synthetic Fuel Production
   Riverside Synfuel, LLC.                               Energy            WV          100        Synthetic Fuel Production
Utech Venture Capital Corporation                        Energy            DE         9.76        Investment in Electrotechnologies

Utech Climate Challenge Fund                             Energy            DE         9.76        Investment in Electrotechnologies

-----------
(1) Progress Energy Solutions, Inc. was formed as a North Carolina corporation on September 17, 2002.
(2) SRS Engineering was formerly a subsidiary of Strategic Resource Solutions Corp. It was contributed to Progress Energy Solutions, Inc. on September 30, 2002.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution              Company Making                  Company Receiving        Contribution
    Date                   Contribution                     Contribution           Amount (in $)
    ----                   ------------                     ------------           -------------

07/31/2002        CP&L Synfuels, LLC                  Solid Fuel, LLC               5,415,471.30
07/31/2002        EFC Synfuel, LLC                    Solid Fuel, LLC                 541,547.13
07/31/2002        Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                  60,171.90
07/31/2002        CP&L Synfuels, LLC                  Sandy River Synfuel, LLC       6,783,778.6
07/31/2002        EFC Synfuel, LLC                    Sandy River Synfuel, LLC        678,377.86
07/31/2002        Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC         75,375.32
08/31/2002        CP&L Synfuels, LLC                  Solid Fuel, LLC               2,515,753.61
08/31/2002        EFC Synfuel, LLC                    Solid Fuel, LLC                 251,575.36
08/31/2002        Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                  27,952.82
08/31/2002        CP&L Synfuels, LLC                  Sandy River Synfuel, LLC      1,700,710.71
08/31/2002        EFC Synfuel, LLC                    Sandy River Synfuel, LLC        170,071.07
08/31/2002        Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC         18,896.79
09/30/2002        CP&L Synfuels, LLC                  Solid Fuel, LLC               1,539,588.33
09/30/2002        EFC Synfuel, LLC                    Solid Fuel, LLC                 153,958.83
09/30/2002        Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                  17,106.54
09/30/2002        CP&L Synfuels, LLC                  Sandy River Synfuel, LLC      2,903,262.38
09/30/2002        EFC Synfuel, LLC                    Sandy River Synfuel, LLC        290,326.24
09/30/2002        Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC         32,258.47


       Dividend           Company Making                  Company Mang               Dividend
         Date                Dividend                        Dividend                 Amount
         ----                --------                        --------                 ------
   None to report for
     this quarter.

                         ITEM 3. ASSOCIATE TRANSACTIONS

 Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

    Reporting Company       Associate Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services       Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                                                              (in $)          $)
Strategic Resource          Carolina Power & Light       Energy               4,612,869                                 4,612,869
Solutions Corp.                                          Management
Sandy River Synfuel,  LLC   Cincinnati Bulk Terminals,   Coal sales             665,375                                   665,375
                            Inc.
Sandy River Synfuel,  LLC   Kanawha River Terminals,     Admin Services           6,678                                     6,678
                            Inc.
Colona Synfuel, LLC         Kanawha River Terminals,     Coal Sales           1,067,379                                 1,067,379
                            Inc.
Progress Fuels Corporation  Florida Power Corp.          Coal Sales          93,268,153                                93,268,153
Progress Fuels Corporation  Kanawha River Terminals,     Coal Sales           7,737,238                                 7,737,238
                            Inc.
Progress Fuels Corporation  Florida Power Corporation    Admin Services           1,709                                     1,709
Progress Fuels Corporation  Carolina Power & Light Co.   Admin Services         120,243                                   120,243
Progress Fuels Corporation  Progress Land Corporation    Admin Services          29,499                                    29,499

Progress Fuels Corporation  Dulcimer Land Company, Inc.  Admin Services          36,423                                    36,423
Progress Fuels Corporation  Homeland Coal Company, Inc.  Admin Services          41,585                                    41,585
Progress Fuels Corporation  Awayland Coal Company, Inc.  Admin Services          32,822                                    32,822
Progress Fuels Corporation  Powell Mountain Joint        Admin Services         251,938                                   251,938
                            Venture
Progress Fuels Corporation  Powell Mountain Coal         Admin Services         410,229                                   410,229
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, Inc.      Admin Services         172,665                                   172,665
Progress Fuels Corporation  Westchester Gas Company,     Admin Services          12,284                                    12,284
                            Ltd.
Progress Fuels Corporation  Progress Synfuel Holdings,   Admin Services           3,231                                     3,231
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC             Admin Services          84,985                                    84,985
Progress Fuels Corporation  Ceredo Synfuel, LLC          Admin Services         173,234                                   173,234
Progress Fuels Corporation  Marmet Synfuel, LLC          Admin Services          29,459                                    29,459
Progress Fuels Corporation  Progress Rail Services       Admin Services       2,051,555                                 2,051,555
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.     Admin Services         417,295                                   417,295
Progress Fuels Corporation  Kentucky May Coal Company,   Admin Services         469,027                                   469,027
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company     Admin Services         293,574                                   293,574
Progress Fuels Corporation  Kentucky May Mining Company  Admin Services         249,425                                   249,425
Progress Fuels Corporation  Cincinnati Bulk Terminals,   Admin Services         207,838                                   207,838
                            Inc.
Progress Fuels Corporation  Kanawha River Terminals,     Admin Services       1,074,011                                 1,074,011
                            Inc.
Progress Fuels Corporation  Colona Synfuel Limited       Admin Services          49,398                                    49,398
                            Partnership, LLLC
Progress Fuels Corporation  Black Hawk Synfuel LLC       Admin Services         148,563                                   148,563
Progress Fuels Corporation  Ceredo Liquid Termina, LLC   Admin Services         106,872                                   106,872


                                     ITEM 3.

 Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

    Associate Company       Reporting Company               Types of       Direct Costs      Indirect       Cost of   Total Amount
    Rendering Services      Receiving Services`             Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                            Rendered                          (in $)          $)
Progress Energy Service     Strategic Resource           Admin Services         534,793                                   534,793
Co., LLC                    Solutions Corp.
Carolina Power & Light      Strategic Resource           Admin Services           7,163                                     7,163
                            Solutions Corp
Powell Mountain Joint       Solid Fuel, LLC              Admin Services      19,301,532                                19,301,532
Venture
Progress Energy Service     Progress Fuels Corporation   Admin Services       3,327,997                                 3,327,997
Co, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services         871,626                                   871,626

Marmet Synfuel, LLC         Progress Fuels Corporation   Coal/Synfuel         6,599,611                                 6,599,611
                                                         Sales
Kanawha River Terminals,    Progress Fuels Corporation   Coal Sales           3,356,319                                 3,356,319
Inc.
Black Hawk Synfuel, LLC     Progress Fuels Corporation   Coal/Synfuel         7,496,250                                 7,496,250
                                                         Sales
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales          22,654,924                                22,654,924
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services       6,005,179                                 6,005,179
Inc.
Kanawha River Terminals,    Colona Synfuel Partnership   Coal Sales          27,126,337                                27,126,337
Inc.                        LLLP
Kanawha River Terminals,    Colona Synfuel Partnership   Land Rent                6,000                                     6,000
Inc. LLLP
Ceredo Liquid Terminal, LLC Colona Synfuel Partnership   Admin Services       1,683,528                                 1,683,528
                            LLLP



                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                      (in 000's)
----------------------------------------------------                          ----------
   Total consolidated capitalization as of 09/30/02.                          $17,496,215     Line 1
       Total capitalization multiplied by 15%                                 $ 2,624,432     Line 2
         (line 1 multiplied by 0.15)
       Greater of $50 million or line 2                                       $ 2,624,432     Line 3
       Total current aggregate investment:
       (categorized by major line of energy related businesses)
           Synthetic Fuel                                                         192,754
           Emulsion Products Terminal                                                   0
           Electrotechnologies                                                          0
           Energy Service                                                             273
           Manufacturing                                                            (937)
               Total current aggregate investment                             $   192,089     Line 4
           Difference between the greater of $50 million or 15%
           of capitalization and the total aggregate investment of
           the registered holding company system (line 3 less line 4)         $ 2,432,343     Line 5


                          ITEM 5 - OTHER INVESTMENTS(3)

           Investment Balance                                          11/30/00
           ------------------                                          --------

           Colona Synfuel, LLLP                                        9,092,279
           Sandy River Synfuel, LLC                                   29,981,746
           Solid Fuel, LLC                                            39,022,407
           Solid Energy LLC                                                    -
           Ceredo Synfuel LLC                                                  -
           Ceredo Liquid Terminal LLC                                          -
           Progress Materials, Inc.                                    2,553,487
           Strategic Resource Solutions Corp.                        119,526,168
           Utech Venture Capital Corporation                           4,542,352
           Utech Climate Challenge Fund, LP                            2,249,375



                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.


-----------
(3) These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                   PROGRESS ENERGY, INC.
                                   ------------------------------
                                   Registrant



Date:    December 3, 2002          By:
                                          --------------------------------------
                                   Name:  Thomas R. Sullivan
                                   Title: Treasurer


7